Filed pursuant to Rule 433

Registration No. 333-160157

August 18, 2009

AMERICAN DENTAL PARTNERS, INC.

Final Term Sheet

In the event of an inconsistency between this Term Sheet and the preliminary prospectus supplement dated August 18, 2009, you should rely on the information in this Term Sheet.

Issuer:	American Dental Partners, Inc.

Common Stock Symbol:	ADPI

Title of Securities:	Common Stock

Numbered of Shares Offered:	2,260,000

Price to Public:	$12.00

Underwriting Discount and Commission Per Share:	$0.66

Estimated Net Proceeds to the Company (after Underwriting Discounts and Commissions and Offering Expenses):	$25,337,000

Trade Date:	August 18, 2009

Closing Date:	August 21, 2009

Common Stock Outstanding after the Offering*:	15,323,330

Over-allotment Option:	339,000

Underwriter:	Robert W. Baird & Co. Incorporated

*	Based on the number of shares of Common Stock outstanding as of August 5, 2009 (excluding over-allotment shares).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-792-2413.